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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.  General Identifying Information

    1. Reason fund is applying to deregister (check only one; for description, see Instruction 1 above):

        [X]  Merger

        [ ]  Liquidation

        [ ]   Abandonment of Registration
              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ] Election of status as a Business Development Company (Note: Business Development Company answer only questions 1 through 10 of this form and complete verification at the end of the form.)

    2.  Name of fund:

        Hambrecht & Quist Fund Trust, including H&Q IPO & Emerging Company Fund, its only series

    3.  Securities and Exchange Commission File No.: 811-09383

    4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

        [X]  Initial Application    [ ]  Amendment

    5.  Address of Principal Executive Office (including No. &
        Street, City, State, Zip Code):

        One Bush Street, San Francisco, California 94104





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    6.  Name, address and telephone number of individual the Commission
	staff should contact with any questions regarding this form:

        Andre W. Brewster, Esq. or John C. Munch, Esq.
        Howard Rice Nemerovski Canady Falk & Rabkin,
        A Professional Corporation
        Three Embarcadero Center, 7th Floor
        San Francisco, CA 94111-4065
        (415) 434-1600

    7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Mutual Fund Investment       1211 Avenue of the Americas
        Trust:                       41st Floor
                                     New York, New York 10036
                                     800-348-4782

        J.P. Morgan Fleming          1211 Avenue of the Americas
        Asset Management (USA) Inc.  41st Floor
        (Adviser)                    New York, New York 10036
                                     800-348-4782

        Symphony Asset Management,   555 California Street
        LLC                          San Francisco, California 94104
        (Sub-Adviser)                415-249-8300

        J.P. Morgan Fund             1211 Avenue of the Americas
        Distributors, Inc.           41st Floor
        (Distributor)                New York, New York 10036
                                     800-348-4782

        PFPC, Inc.                   400 Bellevue Parkway
        (Administrator and Fund      Wilmington, Delaware 19899
        Accountant)                  302-791-2000

        DST Systems, Inc.            210 West 10th Street
        (Transfer Agent and          Kansas City, MO 64105
        Dividend Disbursing Agent)   816-435-1000

        PFPC Trust Company           Airport Business Center
        (Custodian)                  200 Stevens Drive, Suite 420
                                     Lester, Pennsylvania 19113
                                     302-791-2918

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.



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    8.  Classification of fund (check only one):

        [X]  Management company;

        [ ]  Unit investment trust; or

        [ ]  Face-amount certificate company.

    9. Subclassification if the fund is a management company (check only one):

        [X]  Open-end		[ ]  Closed-end

    10. State law under which the fund was organized or formed
        (e.g., Delaware, Massachusetts):

        Delaware

    11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Hambrecht & Quist Fund Management, LLC
        One Bush Street, San Francisco, California 94104
        (Adviser)

        Symphony Asset Management, LLC,
        555 California Street, San Francisco, California 94104
        (Sub-Adviser)

    12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Hambrecht & Quist LLC
        One Bush Street, San Francisco, California 94104

        Chase Securities, Inc.
        270 Park Avenue, New York, New York 10017

    13. If the fund is a unit investment trust ("UIT") provide:

        (a)  Depositor's name(s) and address(es):

	(b)  Trustee's name(s) and address(es):

    14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ] Yes       [X]  No


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        If Yes, for each UIT state:

           Name(s):

           File No.: 811-________

           Business Address:

    15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X] Yes  [ ] No

           If Yes, state the date on which the board vote took place:

           November 28, 2000

           If No, explain:



       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

           [X] Yes  [ ] No

           If Yes, state the date on which the shareholder vote took place:

           March 23, 2001

           If No, explain:



II. Distribution to Shareholders

    16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]    Yes    [ ]    No

        (a) If Yes, list the date(s) on which the fund made those distributions:

            March 23, 2001

        (b) Were the distributions made on the basis of net assets?

            [X]  Yes  [ ]  No

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        (c) Were the distributions made pro rata based on share
            ownership?

            [X]  Yes  [ ]  No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e) Liquidation only:
	    Were any distributions to shareholders made in kind?

            [ ]  Yes  [ ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

    17. Closed-end funds only:
        Has the fund issued senior securities?

        [ ]    Yes    [ ]    No

        If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

    18. Has the fund distributed all of its assets to the fund's shareholders?

        [X]    Yes    [ ]    No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

	(b) Describe the relationship of each remaining shareholder to the fund:

    19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ]    Yes    [X]    No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

    20. Does the fund have any assets as of the date this form is filed?
        (See question 18 above.)

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        [ ]    Yes    [X]    No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b) Why has the fund retained the remaining assets?

	(c) Will the remaining assets be invested in securities?

            [ ]  Yes  [ ]  No

    21. Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ]    Yes   [X]    No

        If Yes,

        (a) Describe the type and amount of each debt or other liability:

	(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

    22.(a) List the expenses incurred in connection with the Merger or Liquidation:

            (i)    Legal expenses:

	    (ii)   Accounting expenses:

	    (iii)  Other expenses (list and identify separately):

	    (iv)   Total expenses (sum of lines (i)-(iii) above):

       (b)  How were those expenses allocated?

       (c)  Who paid those expenses?

            The Chase Manhattan Bank

       (d)  How did the fund pay for unamortized expenses (if any)?

    23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ]   Yes    [X]    No


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        If Yes, cite the release numbers of the Commission's
        notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

    24. Is the fund a party to any litigation or administrative proceeding?

        [ ]   Yes    [X]    No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:



    25. Is the fund now engaged, or intended to engage, in any business activities other than those necessary for winding up its affairs?

        [ ]   Yes    [X]    No

        If Yes, describe the nature and extent of those activities:



VI. Mergers Only

    26.(a) State the name of the fund surviving the Merger:

           J.P. Morgan H&Q IPO & Emerging Company Fund, a series of Mutual Fund Investment Trust

       (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-05525

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           1933 Act No. 33-9421; 1940 Act No. 811-5526;
           Form N-14 filed on December 8, 2000

       (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                             VERIFICATION

          The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hambrecht & Quist Fund Trust, (ii) he or she is the Secretary of Hambrecht & Quist Fund Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

				/s/Colleen McCoy
				________________
				(Signature)




































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